Exhibit 3.67

CERTIFICATE OF FORMATION

OF

OSTERMAN PROPANE, LLC

This Certificate of Formation of Osterman Propane, LLC (the “Company”), dated as of September 19, 2011, is being duly executed and filed by Craig S. Jones, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.)

FIRST. The name of the limited liability company is Osterman Propane, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first set forth above.

/s/ Craig S. Jones
Craig S. Jones, Authorized Person